The amount of dividends and distributions from net investment income and net realized capital gain are determined in accordance with federal income tax regulations, which may differ from accounting principals generally accepted in the United States. To the extent these book and tax differences are permanent in nature, such amounts are reclassified among paid in capital, accumulated undistributed net realized gain (loss) on investments and accumulated undistributed net investment income. Accordingly, at September 30, 2004, reclassifications were recorded to increase accumulated undistributed net investment income by $229,313, and decrease paid in capital by $229,313. This adjustment is attributable to the reclass of the net operating loss.